



Hollysys Automation Technologies

(NASDAQ: HOLI)

September 2009





Safe Harbor

This presentation may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hollysys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in Ho' filings with the securities and exchange commission. The information set forth herein should be read in light of such risks. Hollysys does not assume any obligation to update the information contained in this presentation or filings.

*** All $ amounts in this presentation are in USD unless otherwise noted**

Corporation Overview

Market Data	NASDAQ: HOLI Approximately 50MM shares outstanding
History	Founded in 1993 The leading provider of automation & control technologies in China
Operation	Headquartered in Beijing; Nationwide presence in 21 cities 2 manufacturing facilities
Offerings	Proprietary technologies and products tailored to Industrial, Rail, Subway, and Nuclear industries
Headcounts	2100 employees nationwide 1400 engineers (600 R&D)
Financials	Fiscal 2009 YoY: Revenue growth 30% ; Net income growth 38% Fiscal 2010 Guidance: Revenue $186-$192MM; Net income $30-31MM

Investment Highlights

- Fast Growing China Infrastructure Market
- Market Leadership Position
- Strong Technology Platform
- Experienced & Accomplished Management
- Solid Financial Performance
- Well-defined Growth Strategy



Fast Growing Infrastructure Market
- High-Speed Railway Build-out

China is Building a High-Speed Rail Network Larger Than the Current World High-speed Rail Capacity



High Speed Railway Lines
(KM)
13500
13000
12500
12000
11500
11000
10500
10000
11345 km
13000 km
World
China

Source: *International Railway Journal*

China High Speed Railway Market Growth (2008 – 2012)



KM
14000
12000
10000
8000
6000
4000
2000
0
CAGR: 148.2%
850
4000
7000
13000
2008
2009
2010
2012

Source: China's Ministry of Railways

Fast Growing Infrastructure Market
- Subway Expansion

Urbanization and Environmental-Friendly Transportation Drives Subway Expansion in China



Beijing
Tokyo
100%
75%
50%
25%
0%
Area (sq. km)
Population (million)
Subway Length (km)
Daily Ridership (million)
Subway track coverage

	Beijing	Tokyo
Area (sq. km)	16,800	2,187
Population (million)	17.4	12.8
Subway Length (km)	200	329
Daily Ridership (million)	3.76	8.6
Subway track coverage (%)	1%	15%

China Subway Market Growth (2008-2015)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
776 km
4189 km
CAGR: 27.24%
2008
2015

Source: China's Ministry of Housing and Urban-Rural Development

Fast Growing Infrastructure Market - Nuclear Boom

China is Far Lagged Behind in Nuclear Energy Utilization And is Implementing An Ambitious Catch-Up Plan



Nuclear Electricity Generation (%)
80
70
60
50
40
30
20
10
0
76%
15%
2%
France
World
China

	Nuclear Electricity (GW)	Total Electricity (GW)
France	64	84
World	372	2,480
China	9	430

(Source: World Nuclear Association)



China's Nuclear Market Boom (2009-2020)
GW
80
70
60
50
40
30
20
10
0
8.9
9.9
11.7
15.6
21.7
28.7
35.7
42.7
49.7
56.7
63.7
70
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(Source: CLSA Asia-Pacific Markets)

Market Leadership Position
- Business Overview

HollySys

China's Leading Developer and Provider of Automation and Control Technologies

Major Business Sectors	Major Products	Gross Margin
Industrial Automation	**DCS** (Distributed control system) **PLC** (Programmable logic control)	**30%-35%**
High-Speed Railway	**TCC** (Train control center) **ATP** (Automatic Train Protection)	**40%-50% (Rail)**
Subway Automation	**SCADA** (Surveillance Control and Data Acquisition) **Subway Signaling System**	**10%-15% (Subway)**
Nuclear Automation	**HOLLiAS NMS** - safety control for nuclear conventional island	**50%-60%**

Market Leadership Position - Industrial Automation

HollySys

Increased Penetration of China's Industrial Automation Market

- **Offerings:**
  - Proprietary technologies in hardware and software design, manufacture and installation for process automation and manufacturing automation
  - Proprietary Products: DCS; PLC



- **Selected Clients:**

Large Corporations	中国石油天然气集团公 CHINA NATIONAL PETROLEUM CORP; 中国石油化工集团公司; 中国大唐集团公司 China Datang Corporation; 神华国华电力 SHENHUA GUOHUA POWER; 中国华能集团公司 CHINA HUANENG GROUP; 中国华电集团公司 CHINA HUADIAN CORPORATION
International Corporations	BASF The Chemical Company; POLYNT; BOSCH
Other companies	武汉凯迪电力股份有限公司 WUHAN KAIDI ELECTRIC POWER CO.,LTD.



- **Market Position:**
  - 1700 customers and finished 7000 projects
  - 10.6% of China Industrial automation market share
- **Main Competitors:**
  - Multinational companies: ABB, Siemens, Emerson
  - Local company: Supcon

Market Leadership Position
- Railway Automation

Privileged Position Ensures Leading Share of Rail Market Growth

- **Offerings:**
  - Design & manufacture state-of-the-art railway signaling systems of on-board ATP and ground control TCC.
  - Provide safe, efficient and reliable operation of high speed rail, control the speed of trains, coordination track changes and stoppages, monitor and control distance between trains.

- **Clients:**

Rail	 中华人民共和国铁道部
	Local Bureaus: Shanghai/Nanchang/Beijing/Shenyang Bureau Guangshen Railway Co., Ltd

- **Market Position:**
  - 1 of 5 qualified providers in 200-250km/h railway segment
  - 1 of the only 2 qualified providers in 300-350km/h segment
  - 70% of 200-250km/h ATP Market

- **Main Competitors:**
  - China Railway Signal & Communication Corp. (CRSC).



Market Leadership Position
- Subway Automation

HollySys

Market Dominance to be Continued in the Market Expansion

- **Offerings:**
  - Integrated supervision & control technology for the urban mass transit and subway.
  - Integrates and interconnects automation subsystems to the same software platform, providing unified monitoring and interactive control.
  - Proprietary technology and products in subway signaling field under development, pioneering all other domestic suppliers.
  - **Clients:**

Subway	Beijing, Shanghai, Shenzhen, Guangzhou
	北京地铁 Beijing Subway; Shanghai Metro; 深圳地铁 SHENZHEN METRO; 广州地铁 Guangzhou Metro





- **Market Position:**
  - The largest SCADA system supplier for Subway Automation
- **Main Competitor:**
  - Nanjing Automation Research Institute (NARI)

Market Leadership Position
- Nuclear Plant Automation

Well-Positioned to Participate in China's Nuclear Build-Out

- **Offerings:**
  - Proprietary nuclear power plant safety control products for conventional island automation.
  - Engineering design, procurement, integration, installation, support, and specialized services for the safe, reliable, and economical operation of the nuclear power plant



- **Clients (nuclear stations):**
  - Qin Shan I/II/III
  - Da Yawan
  - Ling Ao
  - Tian Wan
  - Hong Yanhe
  - Ning De
- **Market Position:**
  - The only proven domestic company to supply control systems to nuclear power automation market in China
  - 50/50 J/V with the China's largest nuclear station operator China Guangdong Nuclear Power Holdings Corporation
- **Main Competitors:**
  - SIEMENS/AREVA

Market Leadership Position
- Competitive Advantages

Hollysys Has Unique Competitive Advantages Over Both Local and International Players

	Hollysys	Global Competitors	Local Competitors
Brand Name	√√	√√√	√
Reference Projects	√√	√√√	√
Functionality & Quality	√√√	√√√	√√
Price	√√√	√√	√√√
Customization	√√√	√	√√
Responsiveness	√√√	√	√√

Market Leadership Position

HollySys

Market Leadership

Established Brand Name and Recognition

- 1700 customers, 7000 successfully implemented projects
- Industry leading automation and control brand name
- Serving a broad customer base for industrial, railway, subway, and nuclear

Partners with Industry Giants and Government Authorities

- JV with China Guangdong Nuclear Power Holding Corp
- Working closely with China's MOR
- Partnership with ShenHua Group

Strong R & D Capabilities

- 2 R&D centers in Beijing & Hangzhou
- 35 software copyrights, 53 authorized patents
- 600 R&D engineers

Leading Position in Fast Growing Segments

- High speed rail automation
- Subway automation
- Nuclear power automation
- Industrial automation

Solid Technology Platform
- Strong R&D Capabilities

Focused on Further Strengthening Leading Position in Industrial, Rail, Subway, and Nuclear Sectors


R&D expenditure in 2010 remain to be >5% of the revenue
600 R&D engineers team will continue to grow
Strong R&D
38 R&D projects being developed

Solid Technology Platform
- Proprietary Product Development

Continuous R&D Activities Propelling Hollysys as Industry Leader



Industrial Automation
1st Generation DCS
2nd Generation DCS
3rd Generation DCS
4th Generation DCS
5th Generation DCS
Rail Automation
Interlock System
ATP/TCC
RBC/Integrated Platform
Track Circuit
Subway Automation
Customized Platform
Integrated Platform
General Integrated Platform
Subway Signaling System
Nuclear Automation
SI with DCS
Nuclear Non-safety system
Nuclear safety system
1995
2000
2004
2008
2010

Solid Technology Platform
- State-Of-The-Art Production Line

HollySys


NSM-450

Solid Technology Platform
- Facility







- **Beijing Facility**
  - Since 2000
  - 18,000 sm
- **Hangzhou Facility**
  - Since 2004
  - 25,000 sm

Beijing Yizhuang Facility under construction

- Move-in expected by Mid 2010
- Phase One 80,000 sm

Experienced & Accomplished Management

Name	Title	Industry Experience	Background
Changli Wang	CEO	17+ Years	• Pioneer in automation and control technologies in China • Ph.D. in Automation from Lancaster University in the UK
Li Qiao	Chairwoman	15+ Years	• Vice President of Beijing Hi-Tech Venture Capital • Master degree in Business
Peter Li	CFO	19+ Years	•CFO for Yucheng Technologies (NASDAQ: YTEC) • Internal Controller for Lenovo Group • C.G.A of Canada • Master degree from University of Toronto

Senior management holds approximately 60% of total outstanding shares

Management Interest Aligned with Shareholders;
Commitment to Long Term Growth

Solid Financial Performance
- Revenue Analysis

Rail, Subway, and Nuclear Revenue Growing at 61.83% CAGR; Will Continue to Drive Overall Revenue and Net Income Growth

Revenue Breakdown


$ Millions
160
140
120
100
80
60
40
20
-
$101.9
$121.5
$157.5
26%
74%
29%
71%
45%
55%
FYE 2007
FYE 2008
FYE 2009
Industrial Automation
Rail/Subway/Nuclear

Railway/Subway/Nuclear Revenue


$ Millions
70
60
50
40
30
20
10
0
CAGR: 61.83%
$25.2
$32.5
$66
2007
2008
2009
Rail/Subway
Nuclear

Solid Financial Performance
- Gross Margin and Net Income

High Growth Segments will Drive Margin Expansion and Net Income Growth


Gross Margin
35.00%
30.00%
25.00%
FYE 2008
FYE 2009


non-GAAP Net Income Comparison
($Millions)
30
25
20
15
10
5
0
FYE 2008
FYE 2009

	FYE 2008 (June 30/2008)	FYE 2009 (June 30/2009)	Y-o-Y Change
Gross Margin (%)	30.1%	34.7%	15.3%
non-GAAP Net Income ($MM)	18.7	25.7	37.4%

Solid Financial Performance
- Key Financial Indicators

Strong Financial Position Supports Hollysys' Growth Strategies

(In $MM)	FYE 2009 (June 30/2009)	FYE 2008 (June 30/2008)
Cash on Hand	128.9	63.5
Backlog	188.9	178.5
Operating Cash Flow	40.1	(3.9)
DSO	147 Days	167 Days
Inventory Turnover	79 Days	84 Days

Well-Defined Growth Strategy
- Industry and Market Expansion

Striving To Be a World Leading Automation System Provider by Expanding into New Growth Industries and International Markets

Industries Expansion

-Industrial automation
-Rail & subway automation
-Nuclear automation
-Wind power control
-...

+

Market Expansion

Domestic market
International markets

=

World Leading Automation Systems Provider

Investment Highlights

- Fast Growing Chinese Infrastructure Market
- Market Leadership Position
- Strong Technology Platform
- Experienced & Accomplished Management
- Solid Financial Performance
- Well-defined Growth Strategy

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(NASDAQ: HOLI)

September 2009

Contact: investors@hollysys.com

Industrial Automation


Supervision
Eyes
Instrumentation
On-Site
Electronic Signal
Control
Brain
DCS
Control Room
Electronic Signal
Execution
Hands
Actuator
On-Site

DCS Architecture


SCM
CRM
ERP
REALTIME-RELATION DATABASE SERVER
Internet
WEB SERVER
ENTERPRISE OPERATIONAL AND MANAGEMENT LAYER
Real time management information system
Quality Analysis system
Maintenance Management System
Energy Management System
Building Management System
Production Scheduling System
Manufacturing Cost Account System
RMIS
QAS
MMS
EMS
BMS
PSS
MCAS
TCP/IP Ethernet
MES
MANUFACTURING EXECUTION SYSTEM LAYER
DCS
DISTRIBUTED CONTROL SYSTEM LAYER
Programming Station
Engineering Stations
HMI / Operator Stations
Server Stations
INDUSTRIAL ETHERNET WITH REDUNDANCY
MACS-SM Series with Controller Redundancy & I/O
MACS-SM Controller Panel
PROFIBUS-DP with REDUNDANCY
MACS-SM I/O Expansion Panel
MACS-SM I/O Terminal Blocks
PROFIBUS-DP WITH REDUNDANCY
Connects to other PROFIBUS-DP devices
PROFIBUS-DP
LK PLC
LM Micro PLC
HMI
Actuator
Inverter
Inverter
Motor & Drives
Input / Output devices
Actuator
Inverter
Inverter
Motor & Drives
Input / Output devices

HOLLiAS MACS-SM Distributed Control System Architecture

Railway Automation


Centralized Control
Automatic Train Control
Train Control Center (TCC)
Locomotive (MU)
On-board Equipment (ATP)
On-ground Simulation
Track Circuit
Balise

Subway Automation - SCADA Platform


深圳地铁一期工程EMCS+FAS+SCADA集成系统总体结构图
大 屏 幕
SCADA中央监控站
EMCS中央监控站
FAS中央监控站
大屏幕控制器
地铁主干网
100mbps TCP/IP
供电复示系统
35kV交流
380V交流
1500V直流
车辆段降压站
车辆段牵引变电站
车辆段集成系统
MCP
FAS分机
（火灾报警控制器）
消防联动柜
SCADA
EMCS
FAS
典型车站EMCS+FAS+SCADA集成系统

Nuclear Automation


Steam
Generator
Turbine
Nuclear
Reactor
Cooling Water
Primary Loop
(Nuclear Island)
Secondary Loop
(Conventional Island)
Transformer

High-speed Railway Build-Out Plan


China Railway Build-Out Plan
Four Verticals
Four Horizontals
Intercity Passenger Rail